RESPONSE TO ITEM 77.C.

Results of Special Shareholder Meeting

At a meeting held on August 10, 2017, shareholders of Thrivent Bond Index Portfolio (now named Thrivent Government Bond Portfolio) voted to approve the following proposals:

1.	To approve a change to the Portfolio’s investment objective.

For: 16,431,208.222

Against/Withhold: 1,225,661.148

Abstain: 508,500.060

2.	To approve the conversion of the Portfolio’s investment objective from fundamental to non-fundamental.

For: 16,205,083.637

Against/Withhold: 1,361,456.291

Abstain: 598,829.502